

June 26, 2024

Lori C. Vaught
Chief Financial Officer
Skyline Bankshares, Inc.
100 Jacksonville Circle
Floyd, Virginia 24091

       **Re: Skyline Bankshares, Inc.**
           **Form 10-K for the Fiscal Year Ended December 31, 2023**
           **File No. 333-209052**

Dear Lori C. Vaught:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance